October 31, 2006

Raymond P.L. Cannefax
President and Chief Executive Officer
Paradigm Medical Industries, Inc.
2355 South 1070 West
Salt Lake City, Utah 84119

>   **Re: Paradigm Medical Industries, Inc.**
>   **Amendment No. 1 to Registration Statement on Form S-1**
>   **Filed October 24, 2006**
>   **File No. 333-137334**

Dear Mr. Cannefax:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Calculation of Registration Fee

1.   We note your response to prior comments 2 and 5. It generally is inconsistent with Section 5 of the Securities Act to renegotiate the terms of a private transaction after you have filed a resale registration statement regarding the related shares. Please tell us how your activity was consistent with Section 5.

Outstanding Commitments to Issue Shares, page 4

2.   Please refer to prior comment 4. Please provide your analysis of how you have determined that you will be authorized to issue the shares registered for resale for the duration of the offering.

Selling Stockholders, page 52

3.   Please refer to prior comment 6. Given your previous relationship between you and the selling stockholders, please tell us why this transaction is appropriately characterized as a transaction that is eligible to be made on a shelf basis under Rule 415(a)(1)(i).

4.   Please tell us the status of the shares issued on July 5, 2006. If the selling stockholders own Paradigm shares, then revise the table.

5.   Please tell us whether all shares previously registered for these selling stockholders have been resold. If they have been resold, please tell us why you amended exhibit 10.31. Also, tell us the relationship, if any, between the reference on page 9 of the prospectus to an obligation to sell $500,000 convertible notes that may be converted into 166,666,667 shares of common stock and the reference in exhibit 10.31 to 166,666,667 shares.

Plan of Distribution, page 60

6.   Please revise your disclosure to explain your selling shareholders' plan of distribution. For example, given your response to prior comment 6, if the selling shareholders plan to sell the shares prior to or immediately after conversion, you should disclose the plan. If the volume of shares traded in the public market affects the selling shareholders' conversion decisions, please discuss that effect. Also explain the selling shareholders' need to rely on rule 144 as mentioned on page 9 and how that affects the plans for the resale of the shares included in this registration statement.

Exhibits

7.   Please tell us the authority on which you rely to file exhibits 31 and 32 with this amendment.

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Please contact Tom Jones at (202) 551-3602 or me at (202) 551-3617 if you have any questions.

Sincerely,

Russell Mancuso
Branch Chief

cc: (via fax) Randall A. Mackey, Esq.